April 19, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: MU Global Holding Ltd.

Form S-1/A

Filed March 15, 2019

File No. 333-228847

To the men and women of the SEC:

On behalf of MU Global Holding Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 20, 2019 addressed to Ms. Yen-Yen, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on March 15, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have added, “Sample of Convertible Promissory Note” as Exhibit 99.2.

SEC Comment(s) Analysis

Form S-1/A filed on March 15, 2019, file no. 333-228847

Management's Discussion and Analysis, page 16

1. Please revise to include results of operations for the period ended October 31, 2018.

Company Response:

We have updated out financial information and other corresponding disclosures throughout so that they are current.

Industry Overview, page 17

2. We note your response to prior comment 5, and reissue the comment in part. Please provide us with marked copies of any materials you cite with respect to industry research for information and statistics regarding the industry in which you intend to operate, clearly cross-referencing a statement with the underlying factual support.

Company Response:

The Company requests additional clarification as to whether or not it is being requested to mail in physically marked copies of the sources being relied upon for the Industry Overview. Nevertheless, the Company has updated the Industry Overview to clearly indicate and reference where supporting statistics are being drawn from within the sources cited in the Registration Statement.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 19, 2019

/s/ Niu Yen-Yen

Niu Yen-Yen

Chief Executive Officer